Condensed Interim Consolidated Financial Statements

For the periods ended
March 31, 2019 and 2018
(in Canadian dollars)

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
As at March 31, 2019 and December 31, 2018
(unaudited, in Canadian dollars)

		March 31, 2019	December 31, 2018
ASSETS	Notes
Current Assets
Cash and cash equivalents		16,293,066	27,689,183
Amounts receivable	4	3,163,838	2,963,115
Prepaids and other receivables	5	905,440	913,468
Inventory	6	1,886,578	1,398,943
Biological assets	7	833,103	497,102
		23,082,025	33,461,811
Non-Current Assets
Investments at fair value	8	739,909	1,238,695
Property, plant and equipment	9	44,346,851	23,326,017
Intangible assets	10	3,001,147	3,056,728
Convertible loan receivable	8,11	6,000,000	6,000,000
Other long-term assets	12	234,087	50,000
		54,321,994	33,671,440

TOTAL ASSETS		77,404,019	67,133,251

LIABILITIES
Current Liabilities
Accounts payable and accrued liabilities	13,15	6,805,011	4,604,727
Due to related parties	15	51,212	63,217
Deferred revenue	14	1,114,881	1,327,865
Short-term lease obligations	2.2 (b)	787,020	—
Current portion of long-term debt	14	335,419	287,502
		9,093,543	6,283,311
Non-Current Liabilities
Long-term debt	14	3,136,117	1,304,034
Lease obligations	2.2 (b)	9,018,255	—
		12,154,372	1,304,034

TOTAL LIABILITIES		21,247,915	7,587,345

SHAREHOLDERS' EQUITY
Share capital	20	70,737,936	70,002,237
Other reserves	18, 21	(14,062,322)	(15,719,745)
Deficit		(21,576,844)	(16,532,564)
Accumulated other comprehensive loss		(148,089)	—
Equity attributable to common shareholders of the Company		34,950,681	37,749,928
Non-controlling interests		21,205,423	21,795,978
TOTAL EQUITY		56,156,104	59,545,906
TOTAL LIABILITIES AND EQUITY		77,404,019	67,133,251

The accompanying notes are an integral part of the condensed interim consolidated financial statements

Approved by the Board of Directors

Steve Klein (signed)	Director	Karen Basian (signed)	Director

THE FLOWR CORPORATION 1

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF LOSS
For the three months ended March 31, 2019 and 2018
(unaudited, in Canadian dollars)

		Three months ended
		March 31,
		2019	2018
	Notes

Revenue	17	1,625,694	—
Cost of sales		1,512,114	656,157
Gross profit (loss) before fair value adjustments		113,580	(656,157)

Fair value adjustments on inventory sold		(42,237)	—
Unrealized (gain) loss on changes in fair value of biological assets	7	(206,180)	210,358
		361,997	(866,515)

Selling and marketing		25,843	123,756
General and administrative	15	3,675,339	1,090,358
Research and development		59	78,729
Share-based compensation	18	2,103,109	385,824
Design and construction income	14	(249,875)	—
Depreciation and amortization		260,901	8,201
Finance costs		98,634	—
Other expense	19	297,656	28,895
Loss before income taxes		(5,849,669)	(2,582,278)

Net loss		(5,849,669)	(2,582,278)

Net loss attributable to:
Common shareholders of the Company		(5,044,280)	(1,741,979)
Non-controlling interests		(805,389)	(840,299)
Net loss		(5,849,669)	(2,582,278)

Loss per share attributable to common shareholders of the Company
-Basic	22	(0.06)	(0.03)
-Diluted	22	(0.06)	(0.03)

The accompanying notes are an integral part of the condensed interim consolidated financial statements

THE FLOWR CORPORATION 2

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
For the three months ended March 31, 2019 and 2018
(unaudited, in Canadian dollars)

		Three months ended
		March 31,
		2019	2018
	Notes
OPERATING ACTIVITIES
Net loss		(5,849,669)	(2,582,278)
Items not affecting cash and other adjustments	23	2,764,616	850,190
Changes in non-cash working capital	23	2,224,019	210,358

Cash used in operating activities		(861,034)	(1,521,730)

INVESTING ACTIVITIES
Expenditures on property, plant and equipment		(12,592,157)	(4,987,550)
Expenditures on intangible assets		(52,500)	(110,718)

Cash used in investing activities		(12,644,657)	(5,098,268)

FINANCING ACTIVITIES
Proceeds from shares issued	20	500,482	815,000
Share issuance costs	20	—	(30,037)
Loan proceeds	14	1,880,000	—
Finance lease obligations		(88,611)	—
Increase in restricted cash		(246,456)	—
Finance lease income		5,591	—
Interest received (paid)		58,568	(1,521)

Cash provided from financing activities		2,109,574	783,442

Increase in cash and cash equivalents		(11,396,117)	(5,836,556)
Cash and cash equivalents, beginning of period		27,689,183	7,749,699

Cash and cash equivalents, end of period		16,293,066	1,913,143

The accompanying notes are an integral part of the condensed interim consolidated financial statements

THE FLOWR CORPORATION 3

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
For the three months ended March 31, 2019 and 2018
(unaudited, in Canadian dollars, expect for number of shares)

		Share Capital		Other reserves
		Number of	Share	Warrants	Contributed	Flowr ULC share	Accumulated other	Non-controlling
		shares	Capital	(note 22)	Surplus (note 18)	issuances	Comprehensive loss	Interest (note 26)	Deficit	Total
	Notes
Balance at January 1, 2018		59,960,000	18,116,920	—	601,536	—	—	1,958,218	(1,131,266)	19,545,408

Equity financing Jan 2018, net of share issue costs of $30,037		815,000	784,963	—	—	—	—	—	—	784,963

Share-based compensation	18	—	—	—	385,824	—	—	—	—	385,824

Net loss for the period ended March 31, 2018		—	—	—	—	—	—	(840,299)	(1,741,979)	(2,582,278)

Balance at March 31, 2018		60,775,000	18,901,883	—	987,360	—	—	1,117,919	(2,873,245)	18,133,917

Balance at January 1, 2019		86,700,306	70,002,237	546,593	6,077,312	(22,343,650)	—	21,795,978	(16,532,564)	59,545,906

Share-based compensation	18	—	—	—	2,103,109	—	—	—	—	2,103,109

Shares issued from exercise of warrants	21	195,046	735,699	(235,217)	—	—	—	—	—	500,482

Other changes in non- controlling interest		—	—	—	—	(210,469)	—	214,834		4,365

Loss on investments held at fair value		—	—	—	—	—	(148,089)	—	—	(148,089)

Net loss for the period ended March 31, 2019		—	—	—	—	—	—	(805,389)	(5,044,280)	(5,849,669)

Balance at March 31, 2019		86,895,352	70,737,936	311,376	8,180,421	(22,554,119)	(148,089)	21,205,423	(21,576,844)	56,156,104

The accompanying notes are an integral part of the condensed interim consolidated financial statements

THE FLOWR CORPORATION 4

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three months ended March 31, 2019 and 2018
(unaudited, in Canadian dollars, unless otherwise indicated)

1.	CORPORATE INFORMATION

The Flowr Corporation, formerly known as The Needle Capital Corp. (the "Company"), is a publicly traded, cannabis cultivation company that was incorporated under the Business Corporations Act (Alberta) ("ABCA") on June 1, 2016. On September 25, 2018, the Company continued from the ABCA to the Business Corporations Act (Ontario) as part of the completion of the Qualifying Transaction (defined below). The Head Office of the Company is located at 461 King Street West, Suite 200, Toronto, Ontario, M5V 1K4. The principal activity of the Company is the production and sale of premium cannabis in Canada, with a focus on the natural science of cannabis. In December 2017, through its subsidiary The Flowr Group (Okanagan) Inc. ("Flowr Okanagan"), formerly Cannatech Plant Systems Inc., the Company received its license from Health Canada to operate as a licensed producer, under the provisions of Access to Cannabis for Medical Purposes Regulations. On August 10, 2018, Flowr Okanagan received its sales license from Health Canada, allowing the Company to sell to the Canadian medical market and to the adult-use recreational ("recreational") market post legalization on October 17, 2018. The Company’s common shares are listed on the TSX Venture Exchange (the "Exchange"), under the trading symbol "FLWR".

The Company, was previously classified as a Capital Pool Company ("CPC") as defined in Policy 2.4 of the Exchange. The principal business of the Company as a CPC was to identify and evaluate assets or businesses with a view to potentially acquire them or an interest therein by completing a purchase transaction. The purpose of such an acquisition was to satisfy the related conditions of a qualifying transaction under the Exchange rules ("Qualifying Transaction").

On September 21, 2018, the Company completed its Qualifying Transaction pursuant to a business combination agreement between the Company, 2652253 Ontario Inc. and a private corporation called The Flowr Corporation ("Flowr PrivateCo") (the "Business Combination Agreement"). As a part of the Qualifying Transaction, the Company changed its name from "The Needle Capital Corp." to "The Flowr Corporation" and consolidated its 7,679,997 common shares on a 13:1 basis to 590,769 common shares. In connection with the Qualifying Transaction, Flowr PrivateCo exchanged its shares for all of the issued and outstanding shares of the Company with the former shareholders of Flowr PrivateCo receiving a total of 85,692,095 post-consolidation common shares.

Upon closing of the Qualifying Transaction, the shareholders of Flowr PrivateCo owned 99.3% of the common shares of the Company, and as a result, the Qualifying Transaction is considered a reverse acquisition of the Company by Flowr PrivateCo ("RTO"). For accounting purposes, Flowr PrivateCo is considered to be the acquirer and the Company is considered to be the acquiree. Accordingly, these condensed interim consolidated financial statements are a continuation of the condensed interim consolidated financial statements of Flowr PrivateCo, henceforth referred to as Flowr as applicable (note 3(a)).

As at March 31, 2019, Flowr’s condensed interim consolidated financial statements include Flowr and its subsidiary companies (collectively, the "Company"). Flowr’s principal subsidiaries include, a 66.3% (December 31, 2018 – 66.3%) ownership of Flowr ULC, which owns, 100% of Flowr Okanagan.

2.1	BASIS OF PREPARATION

(a)	Statement of compliance

The Company’s condensed interim consolidated financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS"), as issued by the International Accounting Standards Board ("IASB") and Interpretations of the International Financial Reporting Interpretations Committee ("IFRIC") which the Canadian Accounting Standards Board has approved for incorporation into Part I of the Chartered Professional Accountants of Canada Handbook – Accounting applicable to the preparation of interim financial statements, including International Accounting Standard ("IAS") 34, Interim Financial Reporting.

THE FLOWR CORPORATION 5

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three months ended March 31, 2019 and 2018
(unaudited, in Canadian dollars, unless otherwise indicated)

These condensed interim consolidated financial statements do not include all of the information required for full financial statements and should be read in conjunction with the Company’s annual consolidated financial statements for the year ended December 31, 2018, which have been prepared in accordance with IFRS. The accounting policies applied in these condensed interim consolidated financial statements are consistent with those applied in the preparation of the Company’s annual consolidated financial statements for the year ended December 31, 2018, except for the changes in accounting policies as described below in note 2.2. These condensed interim consolidated financial statements were approved by the Board of Directors on May 16, 2019.

(b)	Basis of measurement

These consolidated financial statements have been prepared on a historical cost basis except for certain financial instruments that are measured at fair value.

(c)	Basis of consolidation

Subsidiaries are entities over which the Company has control. The Company controls an entity when the Company is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity.

The Company uses the acquisition method of accounting to account for business combinations. The fair value of the acquisition of a subsidiary is based on the fair value of the assets acquired, the liabilities assumed, and the fair value of the consideration. Acquisition-related costs are expensed as incurred. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values on the acquisition date. The excess, if any, of the consideration over the fair value of the identifiable net assets acquired is recorded as goodwill.

For acquisitions that do not meet the definition of a business under IFRS, the Company follows International Accounting Standard ("IAS") 16 and IAS 38 guidelines for asset acquisition, where the consideration paid is allocated to assets acquired based on fair values on the acquisition date and transactions costs are capitalized and allocated to the assets acquired.

Subsidiaries are fully consolidated from the date on which control is acquired by the Company and they are deconsolidated from the date that control ceases. The financial statements of the subsidiaries are prepared for the same reporting period as the parent company using consistent accounting policies. All inter-company balances, revenues and expenses and earnings and losses resulting from inter-company transactions are eliminated on consolidation.

Non-controlling interests in the net assets of consolidated subsidiaries are a separate component of the Company’s equity. Non-controlling interests consist of the non-controlling interests on the date of the original acquisition plus the non-controlling interests’ share of changes in equity since the date of acquisition. Changes in the Company’s interest in a subsidiary that do not result in a loss of control are accounted for as equity transactions.

THE FLOWR CORPORATION 6

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three months ended March 31, 2019 and 2018
(unaudited, in Canadian dollars, unless otherwise indicated)

(e)	Critical accounting estimates and judgments

The preparation of the Company’s consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the reported amounts of assets, liabilities and contingent liabilities on the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Estimates and assumptions are evaluated and are based on management’s experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. However, actual outcomes can differ from these estimates.

Accounting estimates and judgements applied in these condensed interim consolidated financial statements are consistent with those applied in the preparation of the Company’s annual consolidated financial statements for the year ended December 31, 2018, except as described below in note 2.2.

(f)	Presentation and functional currency

These consolidated financial statements are presented in Canadian dollars, which is also the functional currency of the Company and its subsidiaries.

2.2	CHANGES IN ACCOUNTING POLICES

(a) On July 1, 2018, the Company changed its accounting policy with respect to production costs related to biological assets. Prior to this change, the Company expensed any costs related to the production of biological assets. The Company now capitalizes production costs related to biological assets and recognizes the expense in cost of sales as the inventory is sold. This change in policy will more accurately reflect the true costs of production related to the revenues earned in the period. Non-recurring start-up costs are expensed directly through cost of sales. Fulfillment charges and any related depreciation are expensed to cost of goods sold in the period in which the costs are incurred. The Company also revised its presentation in the consolidated statement of loss to separate fair value adjustments for both biological assets and inventory sold in the period. The amended policy is as follows:

(i)	Biological assets

While the Company’s biological assets, consisting of cannabis plants, are within the scope of IAS 41 Agriculture, the direct and indirect costs of biological assets are determined using an approach similar to the capitalization criteria outlined in IAS 2 Inventories. The Company capitalizes all the direct and indirect costs as incurred related to the biological transformation of the biological assets between the point of initial recognition and the point of harvest including labour related costs, grow consumables, utilities, facilities costs including an allocation of overhead costs related to production facility, quality and testing costs, and production related depreciation. Capitalized costs are subsequently recorded within cost of sales in the consolidated statements of loss in the period that the related product is sold.

The Company measures biological assets, at fair value less cost to sell up to the point of harvest. Unrealized gains or losses arising from the changes in fair value less cost to sell during the period are separately recorded in the consolidated statement of loss for the related period. Cost to sell includes post harvest production costs and fulfilment costs.

The Company commenced cultivating cannabis in January 2018. Biological assets were measured at a fair value of nil in reporting periods prior to the Company obtaining its sales license on August 10, 2018. All capitalized costs related to biological assets were expensed through changes in fair value of biological assets.

THE FLOWR CORPORATION 7

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three months ended March 31, 2019 and 2018
(unaudited, in Canadian dollars, unless otherwise indicated)

(ii)	Inventory

Inventory of harvested bulk cannabis and finished goods are valued at the lower of cost and net realizable value. Inventories of harvested cannabis are transferred from biological assets at their fair value at harvest, which becomes the initial deemed cost. All subsequent direct and indirect post-harvest costs are capitalized to inventory as incurred, including labour related costs, consumables, packaging supplies, facilities costs, including an allocation of overhead costs related to production facility, quality and testing costs, and related depreciation. Net realizable value is determined as the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale.

Supplies and consumables are valued at the lower of cost and net realizable value, with cost determined based on an average cost basis.

The change in accounting policy has been applied retrospectively. The presentation of production costs in 2018 is now captured as cost of sales in the comparative period.

The change in policy noted in (i) and (ii) above will impact the previously reported periods in 2018. The following table summarizes the effects of the change described above for the three months ended March 31, 2018.

Condensed interim consolidated statement of loss	As previously		As
For the three months ended March 31, 2018	reported	Adjustments	Restated
Cost of sales (formerly Production costs)	866,515	(210,358)	656,157
Unrealized losses on changes in fair value of biological assets	—	210,358	210,358

Condensed interim consolidated statement of cash flows	As previously		As
For the three months ended March 31, 2018	reported	Adjustments	Restated
Items not affecting cash	639,832	210,358	850,190
Changes in non-cash working capital	358,870	(210,358)	148,512

THE FLOWR CORPORATION 8

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three months ended March 31, 2019 and 2018
(unaudited, in Canadian dollars, unless otherwise indicated)

(b)	IFRS 16, Leases

Effective January 1, 2019, the Company adopted IFRS 16, Leases, replacing IAS 17, which resulted in changes in accounting policies as described below. In accordance with the transitional provisions in the standard, IFRS 16 was adopted retrospectively without restating comparatives, with the cumulative impact adjusted in the opening balances as at January 1, 2019. The Company also utilized certain practical expedient elections whereby (i) there is no need to reassess whether an existing contract is a lease, or contains an embedded lease if previously determined under IAS 17, (ii) short term and low value leases are treated as operating leases, and (iii) there is no need to reassess the previous assessments in respect of onerous contracts that confirmed there were no existing onerous lease contracts. Under IFRS 16, most leases are now recognized on the balance sheet for lessees, essentially eliminating the distinction between a finance lease and an operating lease under IAS 17, where operating leases were reflected in the consolidated statements of earnings (loss). As a result, as at January 1, 2019, the Company recognized lease obligations and leased assets under existing operating leases of $10,317,064, with no impact on total shareholders’ equity. Each lease obligation was measured at the present value of the remaining lease payments, discounted using the Company’s estimated weighted average incremental borrowing rate of 6.2% . Leased assets were recognized as right-of-use assets in property, plant and equipment and were measured at the amount equal to the lease obligations. Leases previously classified as finance leases and recognized in the carrying amounts of the Company’s lease obligations and leased assets are now recognized in the carrying amounts of the lease obligations and the right-of-use assets as at January 1, 2019.

The following are the Company’s new accounting policies for its leases under IFRS 16:

The determination of whether an arrangement is, or contains, a lease is based on the substance of the agreement on the inception date.

As a lessee, the Company recognizes a lease obligation and a right-of-use asset in the consolidated statements of financial position on a present-value basis at the date when the leased asset is available for use. Each lease payment is apportioned between a finance charge and a reduction of the lease obligation. Finance charges are recognized in finance cost in the consolidated statements of earnings (loss). The right of-use asset is included in property, plant and equipment and is depreciated over the shorter of its estimated useful life and the lease term on a straight-line basis.

Lease obligations are initially measured at the net present value of the following lease payments:

  fixed payments (including in-substance fixed payments), less any lease incentives receivable;
  variable lease payment that are based on an index or a rate;
  amounts expected to be payable under residual value guarantees;
  the exercise price of a purchase option if the Company is reasonably certain to exercise that option; and
  payments of penalties for terminating the lease, if the lease term reflects the Company exercising that option.

Lease payments are discounted using the interest rate implicit in the lease, or if this rate cannot be determined, the Company’s incremental borrowing rate. Right-of-use assets are initially measured at cost comprising the following:

  the amount of the initial measurement of the lease obligation;
  any lease payments made at or before the commencement date less any lease incentives received;
  any initial direct costs; and
  rehabilitation costs.

Payments associated with short-term leases and leases of low-value assets are recognized on a straightline basis as an expense in the consolidated statements of earnings (loss). Short-term leases are leases with a lease term of 12 months or less. Low-value assets comprise primarily small equipment.

THE FLOWR CORPORATION 9

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three months ended March 31, 2019 and 2018
(unaudited, in Canadian dollars, unless otherwise indicated)

Sublease

In February 2019, the Company entered into a sublease agreement, which is classified as a finance lease under IFRS 16 by reference to the right of use asset generated through the Company’s primary lease obligation ("Head Lease"). Upon entering into the sublease arrangement, the right of use asset generated from the Head Lease is derecognized and a receivable related to the net investment in lease is generated based on the net present value of cash flows to be received from the sublease. As of March 31, 2019, the Company had $182,709 receivable due from its net investment in the sublease. Upon entering into the sublease agreement, the Company was required to established a letter of credit with the lessor in the amount of the Company’s total remaining lease payments, which has been reflected as restricted cash in other current and long term assets.

3.	SIGNIFICANT TRANSACTIONS

(a)	Reverse Acquisition

On September 21, 2018, the Company, then operating as The Needle Capital Corp. ("Needle") completed its Qualifying Transaction, pursuant to the Business Combination Agreement. Through the Qualifying Transaction, Needle acquired all the issued and outstanding common shares of Flowr PrivateCo through a three-cornered amalgamation, whereby Flowr amalgamated with 2652253 Ontario Inc., a subsidiary of Needle into a newly formed entity. On January 1, 2019, the amalgamated entity was amalgamated into The Flowr Corporation. The resulting legal entities are The Flowr Corporation, Flowr ULC and Flowr Okanagan.

The Qualifying Transaction was a reverse acquisition of Needle and has been accounted for under IFRS 2, Share-based Payments. As a result, the transaction has been accounted for at the fair value of equity instruments issued by the Company to the option holders, warrant holders and shareholders of Needle holding such equity instruments as of the date of the Qualifying Transaction. The difference between the fair value of equity instruments issued and the net assets acquired has been recognized as a listing expense in the consolidated statements of loss for the year ended December 31, 2018. Total legal and professional fees of $402,610 were incurred in 2018 to complete the transaction.

4.	AMOUNTS RECEIVABLE

	March 31,	December 31,
	2019	2018
Accounts receivable	2,546,745	2,507,577
GST/HST receivable	504,081	455,538
Net investment in lease	113,012	—
	3,163,838	2,963,115

THE FLOWR CORPORATION 10

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three months ended March 31, 2019 and 2018
(unaudited, in Canadian dollars, unless otherwise indicated)

5.	PREPAIDS AND OTHER RECEIVABLES

	March 31,	December 31,
	2019	2018
Prepaid expenses	308,156	552,948
Deposits recoverable	442,718	360,520
Current portion of restricted cash (note 2.2(b))	154,566	—
	905,440	913,468

6.	INVENTORY

		Biological asset fair
	Capitalized costs	valuation adjustment	Carrying value
Harvested cannabis
Work in process	890,843	151,093	1,041,936
Finished goods	517,924	(35,841)	482,083
	1,408,767	115,252	1,524,019
Supplies and consumables	362,559	—	362,559
Balance as at March 31, 2019	1,771,326	115,252	1,886,578

		Biological asset fair
	Capitalized costs	valuation adjustment	Carrying value
Harvested cannabis
Work in process	945,211	40,776	985,987
Finished goods	199,650	(68,256)	131,394
	1,144,861	(27,480)	1,117,381
Supplies and consumables	281,562	—	281,562
Balance as at December 31, 2018	1,426,423	(27,480)	1,398,943

For the period ended March 31, 2019, the Company capitalized $34,621 (2018 – nil) of depreciation and amortization expense to harvested cannabis inventory. Total capitalized depreciation of $208,536 (2018 – nil) was expensed to cost of sales in the period.

THE FLOWR CORPORATION 11

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three months ended March 31, 2019 and 2018
(unaudited, in Canadian dollars, unless otherwise indicated)

7.	BIOLOGICAL ASSETS

Biological assets consist of cannabis plants. The changes in the carrying value of biological assets are as follows:

Balance at December 31, 2017	—
Production costs capitalized	2,652,926
Changes in fair value less cost to sell due to biological transformation	(420,410)
Transferred to inventory upon harvest	(1,735,414)
Balance at December 31, 2018	497,102
Production costs capitalized	931,921
Changes in fair value less cost to sell due to biological transformation	206,180
Transferred to inventory upon harvest	(802,100)
Balance as at March 31, 2019	833,103

The Company measures its biological assets at their fair value less costs to sell. This is determined using a model which estimates the expected harvest yield in grams for plants currently being cultivated, and then adjusts that amount for the expected selling price less costs to sell per gram.

The fair value measurements for biological assets have been categorized as Level 3 fair values based on the inputs to the valuation technique used. The Company’s method of accounting for biological assets attributes value accretion on a straight-line basis throughout the life of the biological asset from initial cloning to the point of harvest.

The following table quantifies each significant unobservable input, and provides the impact a 10% increase/decrease in each input would have on the fair value of biological assets:

Assumptions:	As at March 31, 2019		As at December 31, 2018
	Input	10% change	Input	10% change
(i) Weighted average of expected loss of plants until harvest (a)	15%	$ 6,713	16%	$ 6,428
(ii) Expected yields for cannabis plants (average grams per plant) (b)	10.51 - 22.09 grams dry flower	$ 83,310	10.36 - 18.10 grams dry flower	$ 49,710
(iii)Weighted average number of growing weeks completed as a percentage of total growing weeks as at year end	42%	$ 83,310	50%	$ 49,710
(iv)Estimated selling price (per gram) (c)	$ 7.18 for dry flower $ 0.88 for dry trim	$ 180,185	$ 6.98 for dry flower $ 0.88 for dry trim	$ 82,035
(v) After harvest cost to complete and sell (per gram)	$ 4.07	$ 96,875	$ 2.73	$ 35,854
(vi)Reasonable margin on after harvest costs to complete and sell (per gram)	$ 0.37	$ 8,807	$ 0.25	$ 3,259

(a)	Weighted average of expected loss of plants until harvest represents loss via plants that do not survive to the point of harvest. It does not include any financial loss on a surviving plant.

THE FLOWR CORPORATION 12

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three months ended March 31, 2019 and 2018
(unaudited, in Canadian dollars, unless otherwise indicated)

(b)

Expected average yields for cannabis plants vary based on the mix of strains existing at each reporting date. The expected average grams of dry flower from plants as of March 31, 2019 is 14.09 grams (December 31, 2018 – 13.46 grams). The expected average grams of trim from plants as of March 31, 2019 is 4.26 grams (December 31, 2018 – 4.11).

(c)

The estimated selling price (per gram) represents the average contractual sales price for the Company’s various strains sold as recreational products or expected selling price in recreational and medical market for strains with no contractual sales price.

The Company obtained its sales license in August 2018. Prior to obtaining its sales license, the fair value of biological assets was determined to be nil.

These estimates are subject to volatility in market prices and a number of uncontrollable factors, which could significantly affect the fair value of biological assets in future periods.

The Company estimates the harvest yields for cannabis at various stages of growth. As of March 31, 2019, it is expected that the Company’s cannabis plants biological assets will yield approximately 527,711 grams of dry cannabis and 187,777 grams of dry trim when harvested.

The Company’s estimates are, by their nature, subject to change and differences from the anticipated yield will be reflected in the gain or loss on biological assets in future periods.

For the period ended March 31, 2019, the Company capitalized $159,666 (2018 - nil) of depreciation and amortization expense to biological assets.

THE FLOWR CORPORATION 13

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three months ended March 31, 2019 and 2018
(unaudited, in Canadian dollars, unless otherwise indicated)

8.	FINANCIAL INSTRUMENTS

Set out below is a comparison, by category, of the carrying amounts of the Company’s financial instruments that are recognized in the consolidated statements of financial position.

The carrying values of all the financial assets and liabilities measured at amortized cost approximate their fair values as at March 31, 2019 and December 31, 2018.

		Carrying Amount
	Financial Instrument	March 31,	December 31,
	Classification	2019	2018
Financial assets
Cash	Amortized cost	16,293,066	27,689,183
Amounts receivable	Amortized cost	3,163,838	2,963,115
Deposits recoverable	Amortized cost	442,718	360,520
Investment in private securities - shares	FVOCI	601,911	750,000
Investment in private securities - warrants	FVPL	137,998	488,695
Convertible loan receivable	FVPL	6,000,000	6,000,000

Financial liabilities
Accounts payable and accrued liabilities	Amortized cost	6,805,011	4,604,727
Due to related parties	Amortized cost	51,212	63,217
Lease obligations	Amortized cost	9,805,275	—
Debt	Amortized cost	3,471,536	1,591,536

Investments private securities – Shares

On October 10, 2018, the Company acquired 319,149 shares of Ace Hill Beer ("Ace Hill") at a cost of $750,000. As Ace Hill is not a listed public company, the valuation of the shares at the time of issuance was based on a discounted projected cash flow model. For the period ended March 31, 2019, the Company recorded unrealized losses of $148,089 (2018 – nil) through other comprehensive income.

Investments private securities – Warrants

(i) Plant Properties Warrants

On December 31, 2018, the Company’s 1,500,000 warrants in Plant Properties were terminated. Each warrant was exercisable into one common share of Plant Properties any time prior to June 13, 2019, at an exercise price of $0.50 per common share. For the period ended March 31, 2018, the Company recognized an unrealized loss on Plant Properties warrants of $27,373 in other expense (note 19) in the Consolidated Statements of Loss.

THE FLOWR CORPORATION 14

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three months ended March 31, 2019 and 2018
(unaudited, in Canadian dollars, unless otherwise indicated)

(ii) Seven Leaf Warrants

On December 31, 2018, the Company was granted 2,500,000 warrants in Seven Leaf. Each warrant is exercisable into one common share of Seven Leaf any time prior to December 31, 2020, at an exercise price of $0.50 per common share. Seven Leaf has two directors in common with Flowr. For the period ended March 31, 2019, the Company recognized an unrealized loss of $350,698 (2018 – nil) in other expense (note 19).

The inputs used in the measurement of the fair value at the time the investments in warrants were granted and subsequently re-measured were as follows:

	March 31,	December 31,
	2019	2018

Investment in warrants
Risk free interest rate	1.55%	1.60% - 1.86%
Expected exercise period in years	1.76	0.70 - 2.00
Expected volatility	80%	70% - 97%
Dividends per share	—	—

Fair value hierarchy

The Company uses the following hierarchy for determining and disclosing the fair value of financial instruments by valuation technique:

  Level 1: based on quoted (unadjusted) prices in active markets for identical assets or liabilities;
  Level 2: based on inputs which have a significant effect on fair value that are observable, either directly or indirectly from market data; and
  Level 3: based on inputs which have a significant effect on fair value that are not observable from market data.

The investments in privately held securities have been classified as Level 3 in the fair value hierarchy as at March 31, 2019 and December 31, 2018.

During the period ended March 31, 2019 and year ended December 31, 2018, there were no transfers between Level 1 and Level 2 fair value measurements, and no transfers into or out of Level 3 fair value measurements.

The following table reconciles Level 3 fair value measurements from January 1, 2018 to March 31, 2019:

Balance as at January 1, 2018	335,571
Investment in Ace Hill	750,000
Convertible loan receivable	6,000,000
Realized loss on Plant Properties warrants included in net loss	(335,571)
Unrealized gain on Seven Leaf warrants included in net loss	488,695
Balance as at December 31, 2018	7,238,695
Unrealized loss on investments through OCI	(148,089)
Unrealized loss on warrant investments included in net loss (note 19)	(350,698)
Balance as of March 31, 2019	6,739,908

THE FLOWR CORPORATION 15

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three months ended March 31, 2019 and 2018
(unaudited, in Canadian dollars, unless otherwise indicated)

9.	PROPERTY PLANT AND EQUIPMENT

	Balance as at				Balance as at
	January 1,				March 31,
	2019	Additions	Disposals	Transfers	2019

Cost:
Land	5,751,336	3,118,009	—	—	8,869,345
Capital leases	—	10,317,064	227,622	—	10,089,442
Leasehold improvements	2,915,328	27,915	—	1,360,497	4,303,740
Construction-in-progress	9,803,580	7,816,183	—	(5,446,037)	12,173,723
Production equipment	627,090	158,211	—	391,708	1,177,009
Mechanical equipment	3,471,690	135,056	—	2,961,222	6,567,968
Electrical equipment	1,273,828	9,750	—	732,610	2,016,188
Office equipment and furniture	94,901	118,729	—	—	213,630
Computer and IT equipment	236,630	25,760	—	—	262,390
Total cost	24,174,383	21,726,677	227,622	—	45,673,435

Accumulated depreciation:
Capital lease	—	208,561	27,130	—	181,431
Leasehold improvements	111,299	29,887	—	—	141,186
Production equipment	43,218	33,759	—	—	76,977
Mechanical equipment	481,288	163,210	—	—	644,498
Electrical equipment	176,617	51,492	—	—	228,109
Office equipment and furniture	7,870	6,563	—	—	14,433
Computer and IT equipment	28,074	11,876	—	—	39,950
Total accumulated depreciation	848,366	505,348	27,130	—	1,326,584

Net book value	23,326,017				44,346,851

As of March 31, 2019, capital leases included in property, plant and equipment consists of the Flowr Okanagan facility lease and the Company’s head office lease Refer to note 2.2(b) and note 24.

THE FLOWR CORPORATION 16

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three months ended March 31, 2019 and 2018
(unaudited, in Canadian dollars, unless otherwise indicated)

	Balance as at		Balance as at
	January 1,		December 31,
	2018	Additions	2018

Cost:
Land	1,380,500	4,370,836	5,751,336
Leasehold improvements	2,577,059	338,269	2,915,328
Construction-in-progress	998,657	8,804,923	9,803,580
Production equipment	271,072	356,018	627,090
Mechanical equipment	2,909,727	561,963	3,471,690
Electrical equipment	1,067,794	206,034	1,273,828
Office equipment and furniture	25,173	69,728	94,901
Computer and IT equipment	49,255	187,375	236,630
Total cost	9,279,237	14,895,146	24,174,383

Accumulated depreciation
Leasehold improvements	—	111,299	111,299
Production equipment	—	43,218	43,218
Mechanical equipment	—	481,288	481,288
Electrical equipment	—	176,617	176,617
Office equipment and furniture	—	7,870	7,870
Computer and IT equipment	—	28,074	28,074
Total accumulated depreciation	—	848,366	848,366

Net book value	9,279,237		23,326,017

10.	INTANGIBLE ASSETS

	Balance as at		Balance as at
	January 1,		March 31,
	2019	Additions	2019

Cost:
Software	25,188	—	25,188
Website development	218,930	52,500	271,430
License	3,175,964	—	3,175,964
Total cost	3,420,082	52,500	3,472,582

Accumulated amortization:
Software	5,499	2,070	7,569
Website development	145,953	72,977	218,930
License	211,902	33,034	244,936
Total accumulated amortization	363,354	108,081	471,435

Net book value	3,056,728		3,001,147

THE FLOWR CORPORATION 17

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three months ended March 31, 2019 and 2018
(unaudited, in Canadian dollars, unless otherwise indicated)

Capitalized license costs relates to costs incurred by the Company to acquire its licenses from Health Canada.

	Balance as at		Balance as at
	January 1,		December 31,
	2018	Additions	2018

Cost:
Software	15,507	9,681	25,188
Website development	—	218,930	218,930
License	3,175,164	—	3,175,964
Total cost	3,190,671	228,611	3,420,082

Accumulated amortization:
Software	—	5,499	5,499
Website development	—	145,953	145,953
License	78,668	133,234	211,902
Total accumulated amortization	78,668	284,686	363,354

Net book value	3,112,003		3,056,728

11.	CONVERTIBLE LOAN RECEIVABLE

On November 19, 2018, the Company entered into a binding term sheet with Holigen Holdings Limited ("Holigen"), pursuant to which the Company agreed to lend $6,000,000 to Holigen. The proceeds are being used by Holigen to purchase land and obtain certain cannabis related licenses in certain jurisdictions, including Portugal. As of March 31, 2019, $6,000,000 has been advanced to Holigen. Flowr has the right to convert all debt owing under the loan facility into the same class of shares held by the shareholders of Holigen, that would result in a 4.8% ownership interest in Holigen (the "Conversion Option").

On December 19, 2018, the Company signed a share purchase and share subscription agreement, as amended and restated on May 8, 2019 (the "SPSA") with Holigen which effectively exercises the Company’s Conversion Option and provides the Company with an additional 15% ownership interest in Holigen, for an aggregate ownership interest of 19.8% . The Company also provided Holigen with certain intellectual property to accelerate the completion of Holigen’s construction and licensing projects. The closing of the acquisition of the 19.8% ownership interest of Holigen is subject to various legal, administrative and approval conditions. As the Conversion Option has been exercised prior to the outside date of January 31, 2019 under the loan facility, interest will not accrue on the loan balance. However, in the event that the acquisition of the 19.8% interest in Holigen does not close, the entire outstanding loan balance and related interest will become payable on February 1, 2020 and interest under the loan facility would be calculated at 8% per annum from the first advance made under the loan.

The Conversion Option represents a call option to the Company and is included in the fair value of the loan. There existed an insignificant difference in fair value between the initial recognition date of November 19, 2018 and the reporting date of March 31, 2019, and accordingly the transaction price approximated the fair value of the loan. The value of the Conversion Option of the loan is $162,367 as of March 31, 2019. The convertible loan receivable has been classified as a Level 3 in the fair value hierarchy (note 8).

THE FLOWR CORPORATION 18

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three months ended March 31, 2019 and 2018
(unaudited, in Canadian dollars, unless otherwise indicated)

12.	OTHER LONG-TERM ASSETS

	March 31,	December 31,
	2019	2018
Long term portion of net investment in lease	69,697	—
Restricted cash (note 2.2(b))	91,890	—
Advances	72,500	50,000
	234,087	50,000

Advances include a $50,000 advance payment made to Inplanta Biotechnology ("Inplanta"), to acquire shares in Inplanta.

13.	ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	March 31,	December 31,
	2019	2018
Accounts payable (note 15)	6,157,499	2,782,502
Accrued liabilities	404,850	1,472,422
GST/HST, PST, and excise tax payable	242,662	349,803

	6,805,011	4,604,727

14.	DEBT

On January 25, 2018, Hawthorne Canada Limited ("Hawthorne") and Flowr entered into an agreement to construct a research and development ("R&D") facility and provide certain R&D services upon completion of the R&D facility. The agreement was amended effective December 14, 2018. Under the amended agreement, Flowr Okanagan received a design and construction fee of $1,500,000, which was initially recorded as deferred revenue in the consolidated statements of financial position. The revenue is recognized as design and construction income in the consolidated statements of loss over the period of time the construction and design services are rendered. For the three months ended March 31, 2019, $249,875 was recognized as design and construction income in the condensed interim consolidated statement of loss. Hawthorne will also finance all approved development expenses through a loan to Flowr Okanagan to a maximum loan amount of $11,500,000 (the "Hawthorne Loan"). The funds will be advanced to Flowr on a monthly basis based on the expected expenditures to be incurred for the month. On the opening date of the R&D facility, the Hawthorne Loan will become payable through an agreed upon payment schedule and will commence to accrue interest at a rate of 4%. The Hawthorne Loan will be fully repaid over 20 years from the opening date of the R&D facility.

As of March 31, 2019, Hawthorne advanced $3,471,535 to Flowr Okanagan under the Hawthorne Loan.

As a part of the arrangement, once the R&D facility is operational, Hawthorne will pay Flowr a monthly management fee and a monthly SR&ED service fee which can be offset against the monthly loan and interest repayments.

As of March 31, 2019, if the contract were to terminate under certain circumstances, the Company could be required to pay 100% of all costs and expenses loaned by Hawthorne and $1,500,000 in liquidated damages.

THE FLOWR CORPORATION 19

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three months ended March 31, 2019 and 2018
(unaudited, in Canadian dollars, unless otherwise indicated)

15.	RELATED PARTY TRANSACTIONS

As at March 31, 2019 and December 31, 2018 related party amounts included in (a) due to related parties (b) property plant and equipment and (c) accounts payable and accrued liabilities were as follows:

	March 31,	December 31,
	2019	2018
(a) Reimbursable expenses due to a corporation with directors and officers in common with Flowr	51,212	63,217
(b) Fees paid to a company for the construction of the Kelowna facility whose principal is an employee and shareholder of Flowr	433,686	2,210,578
(c) Amounts due to a construction company whose principal is an employee and shareholder of Flowr	163,312	82,252

Included in general and administrative expense are amounts paid to shareholders or to companies whose principals are either a shareholder, director or officer of the Company as follows:

	Three months ended
	March 31,
General and administrative	2019	2018
Consulting and administration fees	—	60,700
Rental fees	5,250	5,250
	5,250	65,950

Refer to Notes 8 and 24.

All the above transactions are in the normal course of operations and are measured at the exchange amounts, being the amounts agreed to by the parties.

16.	KEY MANAGEMENT REMUNERATION

The Company’s related parties includes its key management. Key management includes directors, the Chief Executive Officers ("Co-CEOs") and the executive officers reporting directly to the Co-CEOs.

The remuneration of the key management of the Company recognized in the consolidated statements of loss for the period ended March 31, 2019 and 2018 were as follows:

	Three months ended
	March 31,	March 31,
	2019	2018
Salaries and short-term benefits	440,526	265,185
Share-based compensation	1,969,990	336,196
Total renumeration	2,410,516	601,381

THE FLOWR CORPORATION 20

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three months ended March 31, 2019 and 2018
(unaudited, in Canadian dollars, unless otherwise indicated)

17.	REVENUE

	Three months ended
	March 31,
	2019	2018
Gross revenue	1,811,500	—
Excise tax	185,806	—

	1,625,694	—

18.	SHARE-BASED COMPENSATION

a)	Stock options

The Company has established a stock option plan ("SOP") for the directors, selected employees and consultants. Pursuant to the SOP, the exercise price of the option cannot be less than the closing price of Flowr’s common shares on the trading date preceding the day the option is granted, subject to permitted discounts pursuant to the rules of the Exchange. The maximum number of common shares reserved for issuance under the SOP is 10% of the total issued and outstanding common shares of the Company including the 44,100,000 convertible Flowr ULC Class A Preferred Shares (note 2.1(c)) .

During the year ended December 31, 2018 the Company granted 8,418,991 stock options at a fair value of $16,388,192. The estimated value of the options granted will be recognized as an expense in the consolidated statements of loss and an addition to contributed surplus in the consolidated statements of changes in shareholders’ equity over the vesting period.

The options generally vest over 3 to 3.5 years from the grant date. The Company recorded stock option expenses of $2,103,109 (2018 – $385,824) for the period ended March 31, 2019.

As at March 31, 2019, there was $9,394,839 of share-based compensation cost remaining to be charged to net earnings in future periods relating to stock option grants. The fair value of options granted was estimated using the Black-Scholes option pricing model. Due to limited historical data, the expected volatility is estimated based on the volatility of comparable publicly traded companies. The inputs used in the measurement of the fair values at the time the options were granted were as follows:

2018

Five year risk free interest rate	2.11 - 2.45%
Expected life in years	5.00
Expected volatility	86% - 90%
Dividends per share	—

THE FLOWR CORPORATION 21

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three months ended March 31, 2019 and 2018
(unaudited, in Canadian dollars, unless otherwise indicated)

The following is a stock option continuity for the periods indicated:

		Weighted
		average
	Number of	exercise price
	options	per share $
Balance as at January 1, 2018	10,125,000	0.05
Options granted	8,418,991	0.01
Options exercised	(6,205,961)	0.05
Options forfeited	(1,740,750)	0.23
Options expired	—	—
Balance as at December 31, 2018	10,597,280	2.13
Options granted	—	—
Options exercised	—	—
Options forfeited	(273,000)	0.35
Options expired	—	—
Balance as at March 31, 2019	10,324,280	2.11

The following lists the options outstanding and exercisable as at March 31, 2019:

	Options outstanding			Options exercisable
		Weighted	Weighted		Weighted
	Number of	average	average	Number of	average
Range of exercise	options	remaining	exercise price	options	exercise price
prices per share	outstanding	years	per share $	exercisable	per share $
$ 0.05	2,318,750	3.67	0.05	375,000	0.05
2.60	7,640,530	4.61	2.60	375,158	2.60
3.43 - 3.60	40,000	4.59	3.52	—	—
5.24	325,000	4.51	5.24	36,112	5.24

$ 0.05 - 5.24	10,324,280	4.40	2.11	786,270	1.51

b)	Long-term incentive plan ("LTIP")

On December 28, 2018, the shareholders of the Company approved the Company’s LTIP, which was subsequently approved by the Exchange on January 16, 2019. Under the terms of the LTIP, the Board of Directors (the "Board") or a committee on behalf of the Board may grant units, which may be either restricted share units ("RSUs") or deferred share units ("DSUs") to officers, directors, employees or consultants of the Company. The maximum number of common shares which may be reserved and set aside for issue under the LTIP in respect of awards of DSUs to DSU participants and for payments in respect of awards of RSUs to RSU participants, shall not exceed 10% of the total issued and outstanding common shares of the Company, including 44,100,000 convertible Flowr ULC Class A Preferred Shares, at the time of approval of the LTIP (being 13,057,421 common shares of the Company). There are no RSUs or DSUs issued and outstanding as of March 31, 2019. On May 9, 2019, the Board approved an amendment to the LTIP, which permits RSU participants to defer their settlement of an RSU award that has vested, within a period of 5 years from the vesting date.

THE FLOWR CORPORATION 22

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three months ended March 31, 2019 and 2018
(unaudited, in Canadian dollars, unless otherwise indicated)

19.	OTHER EXPENSE

	Three months ended
	March 31,
	2019	2018
Loss on warrants investment valuation	350,698	27,373
Interest (income) expense, net	(58,568)	1,522
Other expense	5,526	—
	297,656	28,895

20.	SHARE CAPITAL

The authorized capital of the Company consists of an unlimited number of common shares and an unlimited number of preferred shares issuable in series. As of March 31, 2019, the Company had 86,895,352 common shares issued and outstanding and no issued and outstanding preferred shares. The Flowr ULC preferred class A shares (note 2.1 (c)) are convertible into common shares of the Company.

In December 2017 through a corporate reorganization, Flowr ULC issued 44,100,000 class A preferred shares which provide the shareholders thereof with a right to exchange these shares for common shares of the Company at any point in time. In the event that the Company issues additional common shares, a corresponding amount of Flowr ULC common shares are required to be issued from Flowr ULC to the Company. As of March 31, 2019, none of the class A preferred shares have been converted into shares of the Company.

(a)	Financings

In January 2018, the remaining tranche of 815,000 class A preferred shares were issued at a price of $1.00 per share for gross proceeds of $815,000, and related share issuance costs were $30,037.

In the second and third quarters of 2018, Flowr closed a private placement in a series of five tranches as noted in the table below. Total share issuance costs related to this financing were $59,220.

	Closing	Shares	Gross
Tranche	date	issued	proceeds $
1	11-Apr-18	3,310,330	8,606,858
2	23-Apr-18	970,232	2,522,603
3	28-May-18	84,382	219,393
4	11-Jul-18	896,151	2,329,993
5	18-Jul-18	48,266	125,492
TOTAL		5,309,361	13,804,339

THE FLOWR CORPORATION 23

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three months ended March 31, 2019 and 2018
(unaudited, in Canadian dollars, unless otherwise indicated)

(b)

Refer to note 3(a) for shares issued in the Qualifying Transaction classified as a listing expense. As a part of the Qualifying Transaction, Flowr completed a concurrent RTO Financing issuing 13,807,734 common shares for gross proceeds of $35,900,108. In relation to the RTO financing the Company incurred $1,927,407 in share issuance costs, of which $529,038 relate to broker warrants issued (note 21).

All the above noted shares issuances were exchanged for common shares of the Company in connection with the closing of the Qualifying Transaction.

21.	WARRANTS

The following lists the warrants outstanding and exercisable as at March 31, 2019:

		Weighted
		average
	Number of	exercise price
	warrants	per share $
Balance as at December 31, 2018	453,316	2.57
Warrants exercised	(195,046)	1.21
Balance as at March 31, 2019	258,270	2.57

The following is a warrant continuity for the period:

	Number of
	warrants	Value $
Balance as at December 31, 2018	453,316	546,593
Warrants exercised	(195,046)	(235,217)
Balance as at March 31, 2019	258,270	311,376

The fair value of warrants granted was estimated using the Black-Scholes option pricing model. Due to limited historical data, the expected volatility is estimated based on the volatility of comparable publicly traded companies. The inputs used in the measurement of the fair values at the time the warrants were granted were as follows:

2018

Five year risk free interest rate	2.02 - 2.81%
Expected life in years	1 - 2
Expected volatility	90.0%
Dividends per share	-

THE FLOWR CORPORATION 24

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three months ended March 31, 2019 and 2018
(unaudited, in Canadian dollars, unless otherwise indicated)

22.	LOSS PER SHARE

	Three months ended
	March 31,
	2019	2018
Net loss attributable to common shareholders	(5,044,280)	(1,741,979)

Basic and diluted weighted average number of common shares outstanding	86,799,052	60,693,500
Basic and diluted loss per share	(0.06)	(0.03)

23.	SUPPLEMENTARY CASH FLOW INFORMATION

(a)	Items not affecting cash and other adjustments:

	Three months ended
	March 31,
	2019	2018
Depreciation and amortization	613,429	225,113
Unrealized gain resulting from fair valuation of biological assets	(248,417)	210,358
Share-based compensation expense	2,103,109	385,824
Unrealized losses on investments	350,698	27,373
Other, net	(54,203)	1,522
Items not affecting cash and other adjustments	2,764,616	850,190

(b)	Changes in non-cash working capital:

	Three months ended
	March 31,
	2019	2018
(Increase) decrease in amounts receivable	(88,617)	483,323
(Increase) decrease in other current assets	140,094	(5,410)
Increase in inventories	(445,398)	—
Increase in biological assets	(129,821)	(148,512)
Increase (decrease) in accounts payable and accrued liabilities	2,972,750	(165,360)
Increase in deferred revenue	(212,984)	—
(Decrease) increase in amounts due to related parties	(12,005)	46,317
Changes in non-cash working capital	2,224,019	210,358

THE FLOWR CORPORATION 25

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three months ended March 31, 2019 and 2018
(unaudited, in Canadian dollars, unless otherwise indicated)

24.	COMMITMENTS

Contractual obligations

The Company had the following minimum future contractual obligations as at March 31, 2019:

	up to 1 year	1 - 3 years	3 - 5 years	over 5 years	Total
Purchase obligations	11,635,886				11,635,886
Capital lease obligations	1,345,169	3,739,783	2,686,178	8,682,617	16,453,747
Operating lease obligations (i)	2,037	1,702	—	—	3,739
Total Commitments	12,983,092	3,741,485	2,686,178	8,682,617	28,093,372

(i)

Included in capital leases, is the Flowr Okanagan facility operating lease. The lease is payable to 0954717 B.C. LTD. whose principal owners are also shareholders of Flowr. The total remaining commitment for this lease is $9,541,442, of which $273,258 is due within one year.

Refer to note 14 for additional contractual commitments.

25.	FINANCIAL RISK MANAGEMENT

The Company’s principal financial liabilities comprise of accounts payable and accrued liabilities, amounts due to related parties, capital lease obligations and debt. The main purpose of these financial instruments is to assist with the management of the Company’s short term and long-term cash flow requirements. The Company has various financial assets, such as cash and cash equivalents, and amounts receivable, which arise directly from its operations.

The main risks that could adversely affect the Company’s financial assets, liabilities or future cash flows are market risk, liquidity risk and credit risk. Management reviews each of these risks and establishes policies for managing them as summarized below.

Market risk

Market risk is the risk that the future cash flows or the fair value of a financial instrument will fluctuate because of changes in market conditions. The Company operates in an industry regulated by Health Canada. Changes in legislation could have a significant impact on the Company’s operations.

Credit risk

The exposure to credit risk arises through the potential failure of a customer or another third party to meet its contractual obligations to the Company. As at March 31, 2019, the Company had a convertible loan receivable of $6,000,000 (December 31, 2018 – $6,000,000) and amounts receivable of $3,163,838 (December 31, 2018 - $2,963,115). The Company provides credit to its customers in the normal course of business and has established credit evaluation and monitoring processes to mitigate credit risk. The Company is not significantly exposed to credit risk as the accounts receivables are primarily due from provincial government organizations and overall amounts receivable and convertible loan receivables comprise 11.8% (December 31, 2018 – 13.4% ) of the Company’s total assets.

THE FLOWR CORPORATION 26

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three months ended March 31, 2019 and 2018
(unaudited, in Canadian dollars, unless otherwise indicated)

Liquidity risk

The Company relies on the cash flows generated from its operations and its ability to raise debt and equity from the capital markets to fund its operating, investment and liquidity needs. To reduce these risks, the Company: (i) prepares regular cash flow forecasts to monitor its capital requirements and available liquidity (ii) strives to maintain a prudent capital structure that is comprised primarily of equity financing; and (iii) targets a minimum level of liquidity comprised of surplus cash balances to avoid having to raise additional capital at times when the costs or terms would be regarded as unfavourable.

Capital management

The Company considers its capital to be its equity. The Company’s objective for capital management is to: (i) maintain sufficient levels of liquidity to fund and support its capital projects and operating activities; (ii) maintain a strong financial position to ensure it has ready access to debt and equity markets to supplement free cash flow being invested in its growth projects. The Company monitors its financial position and the potential impact of adverse market conditions on an ongoing basis. The Company manages its capital structure and makes adjustments to it based on prevailing market conditions and according to its business plan. The Company’s funding strategy is to maintain a capital structure comprised primarily of equity sourced from equity offerings and net earnings generated from its operations accompanied with financing through debt.

26.	EXPENSE BY NATURE

The operating costs, including cost of sales, selling and marketing, general and administrative expenses and research and development costs, as reported in the consolidated statements of loss, have been regrouped by the nature of the expenses as follows:

	Three months ended
	March 31,
	2019	2018
Salaries and benefits	1,713,683	830,701
Professional fees	1,218,210	113,065
Production costs	993,885	331,141
General and administrative	928,720	407,789
Travel	125,249	32,038
Selling and marketing	25,013	59,614
Depreciation and amortization	208,536	174,652
Research and development	59	—
Total operating expenses	5,213,355	1,949,000

THE FLOWR CORPORATION 27

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three months ended March 31, 2019 and 2018
(unaudited, in Canadian dollars, unless otherwise indicated)

27.	OPERATING SEGMENT INFORMATION

Operating segments are components of an entity whose operating results are regularly reviewed by the chief operating decision maker in deciding how to allocate resources and in assessing performance and for which separate financial information is available.

The Company primarily operates in one reportable operating segment, being a licensed producer operating in Canada. As the operations comprise a single reporting segment, amounts disclosed in the condensed interim consolidated financial statements also represent segment amounts.

28.	SUBSEQUENT EVENTS

(a) Issuance of stock options and restricted share units

The Company granted 1,727,500 stock options to certain employees and directors of the Company, which are exercisable into one common share at a price ranging from $5.70 -$5.93 over a term of 5 years. The Company also granted 197,250 restricted share units to employees and officers of the Company that vest evenly over a term of 3 years from the grant date.

(b) Private placement

On May 10, 2019, the Company closed a non-brokered private placement of 2,165,547 common shares at a price of C$6.25 per common share for aggregate gross proceeds of $13,534,669. The private placement remains subject to final acceptance of the Exchange.

THE FLOWR CORPORATION 28